Exhibit 4.4

ZENAS BIOPHARMA, INC.
2026 INDUCEMENT PLAN

First Amendment

Pursuant to Section 9 of the Zenas BioPharma, Inc. 2026 Inducement Plan (the “Plan”), Zenas BioPharma, Inc. (the “Company”), by authorization of the Company’s Board of Directors, hereby amends the Plan as follows, effective as of August 5, 2026:

1.	Section 4(a)(i) of the Plan is hereby replaced in its entirety with the following text:

“(a)          Number of Shares.

(i)             Subject to adjustment as provided in Section 7(b) of this Plan, the maximum number of shares of Stock that may be delivered in satisfaction of Awards under this Plan is 1,600,000 shares (the ‘Share Pool’).”